Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Opportunistic Emerging Markets Debt
Fund (the "Fund"), a series of The Dreyfus/Laurel
Funds, Inc. (the "Company"), complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of September 30, 2013, and from August 31, 2013 through September 30, 2013, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
September 30, 2013 and with respect to agreement
of security purchases and sales, for the period from
August 31, 2013 (the date of our last examination),
through September 30, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of September 30, 2013;
4.	Agreement of five purchases and five sales
from the period August 31, 2013 (the date
of our last examination) through September
30, 2013 from the books and records of the
Company to the bank statements noting that
they had been accurately recorded and
subsequently settled;
5.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012 to June
30, 2013 and noted no relevant findings
were reported in the areas of Asset Custody
and Control.
6.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2013 through
September 30, 2013. In addition, we have obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30, 2013, and from August 31, 2013 through September 30,
2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
December 23, 2013
December 23, 2013


Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Opportunistic Emerging
Markets Debt Fund, a series of The Dreyfus/Laurel
Funds, Inc. (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2013 and from August 31, 2013, the date of our last examination, through September 30, 2013.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2013 and from August 31, 2013 through
September 30, 2013 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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